

Sharmi Albrechtsen · 2nd

CEO/Founder SmartGurlz Shark Tank Winner, AdWeek's
Diversity Disruptor. TEDx speaker. Morgan Stanley fellow

San Francisco Bay Area · 500+ connections · **Contact info**

SmartGurlz, a roboti
company focusing o
 Copenhagen Busines
School

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Experience

CEO/Founder

SmartGurlz, a robotics company focusing on STEM

Jul 2017 – Present · 3 yrs 3 mos

As CEO and co-founder of SmartGurlz, I grew the company from a mere idea on a napkin to a $7 million valuation in 2019. SmartGurlz is a unique, high growth company focusing on digital learning for girls with hardware, software and Augmented Reality products. Launched the world's first coding robot for girls

• Managed a team, invented a unique software/hardware platform which allowed customers to learn code while playing. Launched the SugarCoded app in 6 languages on Google Play and the iOS App Store.

• Raised $2.2 million in venture and angel capital from investors such as Morgan Sta ...see mor

    

+4

Associate Director



Ida Institute

Aug 2008 – Aug 2016 · 8 yrs 1 mo

Responsible for raising more than $20 million in grants for the non-profit learning cooperative.

Manager of an 8 person team. Strategic planning including grant applications, annual reports, business plans, communications plans. ...see mor

Book Author

A Piece of Danish Happiness

Jan 2009 – 2012 · 3 yrs

Available world-wide on Amazon. Seen on BBC Travel, France24, Oprah's Life Class

Introduced my book to Oprah Winfrey during her LifeClass series and was shortly interviewed. The book: A Piece of Danish Happiness is an amusing witty memoir packed with happiness research (deciphered), quirky facts and amusing personal vignettes about my life in the happiest country in the world: Denmark.


Global Communications manager
ALK Abelló

Jan 2007 – Aug 2008 · 1 yr 8 mos

Heading all PR and communications strategies for all marketed products.


Head of Communication
Sonion

Jan 2005 – Jan 2007 · 2 yrs 1 mo

Corporate communications including and internal and external communications. Launch of corporate web site, intranet and company magazine and Annual Reports. Manager for a small team. Direct report to CEO.

Show 1 more experience ⌄

Education

Copenhagen Business School
Master of Business Administration - MBA

2005 – 2007

Volunteer Experience

Blogger, Author
Happy Denmark
Jan 2014 – Jul 2016 • 2 yrs 7 mos
Arts and Culture

Sharmi Albrechtsen also wrote a popular blog on the official website for Denmark, She has written a book, A Piece of Danish Happiness, available on Amazon.

http://www.amazon.com/Piece-Danish-Happiness-secrets-happiest/dp/1489565450

www.happydenmark.com

Motivational Speaker
TEDx DU
Jul 2019 • 1 mo
Science and Technology

https://www.youtube.com/watch?v=zkK0TlJr8Co



